1-1

行 业 移动互联网 互联网 电子商务 网络营销 网络游戏 RSS

数据报告 Data&Report 首页 > 数据报告 > 艾瑞研究 > 电子商务 > 正文

艾瑞咨询：2014Q1中国网络购物市场交易规模4564.4亿元，增长稳定

来源：艾瑞咨询 作者：分析师 张向丽 2014-5-8 14:32:51





根据艾瑞咨询即将发布的2014Q1中国网络购物市场数据，2014Q1中国网络购物市场交易规模为4564.4亿元，较去年同期增长27.6%；从网络购物市场结构来看，B2C占比近40%，与去年同期相比提高4.7个百分点；从网购市场份额来看，天猫占比过半，继续领跑B2C市场，京东发展迅速，占比超过20%。

市场规模：2014Q1中国网络购物市场交易规模4564.4亿元，增长稳定

艾瑞咨询数据显示，2014Q1中国网络购物市场交易规模达4564.4亿元，同比增长27.6%，增速放缓；根据国家统计局发布的数据显示，2014Q1我国社会消费品零售总额达到6.2万亿元，网络购物在社会消费品零售总额中的占比为7.4%。

艾瑞分析认为，中国网络购物市场在经过十几年的高速发展后，整体市场逐渐走向成熟。随着网络购物法律规范的建立实施、网络购物环境的持续完善、用户群体网络购物意识的逐步增强及消费习惯的日益稳固，网络购物市场将继续保持平稳快速的发展，预计2014年全年增速将保持在30%左右。



2012Q1-2014Q1中国网络购物市场交易规模
12000
9000
6000
3000
0
57.7% 66.9% 60.0% 84.1% 37.2% 49.5% 47.7% 27.5% 27.6%
11.5% 16.9% 6.3% 32.9% -16.9% 27.3% 5.1% 14.7% -16.8%
2608.7 3048.5 3240.1 4305.9 3578.3 4556.4 4786.6 5488.2 4564.4
2012Q1 2012Q2 2012Q3 2012Q4 2013Q1 2013Q2 2013Q3 2013Q4 2014Q1e
网络购物交易规模（亿元）
环比增长率（%）
同比增长率（%）

市场结构：2014Q1 B2C占网络购物市场的39.9%，较2013Q1提高4.7个百分点

根据艾瑞咨询的研究数据显示，2014Q1中国网络购物市场中B2C市场交易规模为1819.2亿元，在中国整体网络购物市场交易规模中的占比达到39.9%，较2013年同期的35.2%提高4.7个百分点，C2C的占比逐渐缩小；从增速来看，2014Q1期间B2C网络购物市场同比增长44.6%，远高于C2C网络购物市场18.3%的增速。

艾瑞分析认为，临近新年期间的"年货节"、以及3月份针对细分品类如食品、化妆品等核心B2C电商企业推行的促销活动，使得B2C市场规模有快速的增长，同时C2C市场增速的相对放缓，也促进B2C市场份额有较大幅度的提升。

2014 中国（北京）电子商务大会
大会时间：2014年5月29日-30日
大会地点：北京国家会议中心

拉勾职位推荐
拉勾 [6000+] 互联网公司等你来投

商户风险合作专员 年薪39万
阿里巴巴
杭州

1-1



2012Q1-2014Q1中国网络购物市场交易规模结构
100%
80%
60%
40%
20%
0%
24.6%
30.4%
32.0%
33.2%
35.2%
36.0%
35.5%
37.6%
39.9%
75.4%
69.6%
68.0%
66.8%
64.8%
64.0%
64.5%
62.4%
60.1%
2012Q1 2012Q2 2012Q3 2012Q4 2013Q1 2013Q2 2013Q3 2012Q4 2014Q1e
C2C占比
B2C占比
©2014.5 iResearch Inc.
www.iresearch.com.cn

市场份额：天猫、京东地位稳固，行业格局延续

从B2C市场整体来看，市场份额位居前五位的分别是天猫、京东、唯品会、易迅网和亚马逊中国。行业中两超多强的格局持续演进，大型B2C电商企业的平台优势越来越明显，天猫占比过半，稳居行业之首，领先优势难以超越；位居第二的京东发展迅速，占比达到23.3%。

2014Q1中国B2C购物网站交易规模市场份额
天猫 50.6%
京东 23.3%
唯品会 3.0%
易迅网 2.6%
亚马逊中国 2.1%
苏宁易购 2.0%
当当网 2.0%
1号店 1.9%
国美在线 1.7%
凡客诚品 0.5%
其他 10.4%
©2014.5 iResearch Inc.
www.iresearch.com.cn
Market shares in terms of transaction volume of China B2C online shopping websites in the first quarter of 2014
Tmall.com
JD.com
vip.com
yixun.com
amazon.cn
suning.com
dangdang.com
yihaodian.com
gome.com.cn
vancl.com
others



从企业合作层面看，2014Q1，唯品会入股乐蜂网，腾讯入股京东，市场格局出现新变化，行业竞争与合作方式进一步深化。从市场动态层面看，以京东"蝴蝶节"、乐蜂"桃花节"及聚美优品"301"周年庆大促为契机，综合电商细分频道与垂直类电商拉开化妆品市场大战。此外，1号店、京东及中粮我买网针对进口牛奶也展开促销战。艾瑞分析认为，在行业竞争加剧的环境下，各家企业积极向有竞争力的核心产品发力，并持续优化用户购物体验、建立和维护良好的品牌形象等，这将成为影响电商企业长期发展的重要因素。

iEcTracker：2014Q1婴幼儿纸尿裤网络零售市场中淘宝系与京东合计占比超八成

根据艾瑞咨询iEcTracker的监测数据显示，2014Q1 婴幼儿纸尿裤网络零售市场销售量分布中，京东商城稳居行业首位，占据婴幼儿纸尿裤网络零售市场36.9%的销量份额，从市场整体来看，淘宝系（天猫+淘宝）与京东合计在婴幼儿纸尿裤网络零售市场中占比超过八成。从各品牌婴幼儿纸尿裤的销售量情况看，排名前五位的品牌依次是帮宝适、好奇、花王、妈咪宝贝和大王。







艾瑞研究

- 艾瑞咨询：基金电商内涵扩大，助力基金公司品...
- 艾瑞咨询：2014Q1中国在线旅游核心企业移动...
- 艾瑞iUserTracker：电商网站应对大流量，提升...
- 科技股颓势不减 途牛上市前景难料
- 艾瑞读财报：2014Q1携程营收增速强劲，净利...
- 艾瑞咨询：2014Q1中国移动购物市场再掀热潮...
- 艾瑞咨询：2014Q1中国电子商务市场交易规模...
- 艾瑞咨询：2014Q1中国网络购物市场交易规模...

艾瑞专栏

在线旅游市场谁主沉浮？

文/章阳5月10日，途牛旅游网登陆纳斯达克，成为第四家成功在美上市的在线旅游网站，国内在线旅游市场，更是呈现生气蓬勃之景象，参与的公司和品牌更多了，关系也更复杂了，途牛式的OTA也将被众人津津乐道、除

【围观】携程、去哪儿、艺龙等旅游网站...杨小兰
互联网企业，正在改造整个商业格局 　　根号玖
扎堆上市的中国互联网公司真的是殊途同归...章阳
抢孬阿里勇做"小三"？ 　　慕容散

精彩图文

艾瑞报告

China E-Commerce Report
中国电子商务行业年度监测报告
2014年

2014年中国电子商务行业...

本报告主要从2013年中国电子商务整体市场、2013年中国网络购物市场、中国B2B电子商务市场、中国在线旅游市...>>详情

- 2014年中国电子商务行业年度监测报告
- 2014年中国网络经济年度监测报告
- 2014年中国网络购物行业年度监测报告完整版
- 2014年中国网络购物行业年度监测报告
- 2014年中国中小企业B2B电子商务行业年度监...

数据发布

- 艾瑞iVideoTracker：2014年3月网络视频收视数...

2-1

数据报告 Data&Report　首页 › 数据报告 › 艾瑞研究 › 电子商务 › 正文

艾瑞咨询：2014Q1中国移动购物市场再掀热潮，单季度市场交易额超640亿元

来源：艾瑞咨询　作者：分析师 张文环 杨阳　2014-5-8 16:05:41

2014Q1中国移动购物市场交易规模达到641.9亿元，同比增速超过100%

艾瑞咨询发布2014Q1中国移动购物核心数据，本季度中国移动购物市场交易规模达到641.9亿元，同比增长140.8%，远远超过同期整体网络购物市场增速（整体网络购物市场2014Q1同比增速为27.6%），预计未来中国移动购物市场将继续保持强劲增长态势。

艾瑞分析认为，本季度移动购物市场的发展，主要得益于以下三点：一是移动智能终端的增加和移动互联网的普及进一步推动网购用户向移动端分流，同时促进新增用户；二是腾讯、阿里等主要互联网企业通过优惠补贴提升移动支付的开通率，完善移动购物的消费场景；三是各大电商企业抓住"三八节"等契机，通过大范围促销活动，刺激用户消费行为。



2012Q1-2014Q1中国移动购物市场交易规模




2014 中国（北京）电子商务大会

大会时间：2014年5月29日-30日
大会地点：北京国家会议中心

拉勾职位推荐



商户风险合作专员　　年薪39万
阿里巴巴
杭州

> According to iResearch's core data on mobile shopping in China, mobile shopping transaction value in China in the first quarter of 2014 reached RMB 64.19 billion, an increase of 140.8% over the first quarter of 2013.

2-1

2014Q1中国移动购物交易规模渗透率逐步提升，份额占比接近15%

从终端属性来看，2014Q1中国网络购物交易规模中，移动端渗透率达到14.1%，较去年同期增长6.6%，移动购物份额持续提升。3G及wifi网络环境的优化、智能终端的普及、移动购物行为的养成等，都对移动购物交易额占比提升起到了较大的推动作用。艾瑞分析认为，未来移动购物将会有更大的增长，就近期企业动态来看，未来促进移动购物快速增长的因素主要有如下两方面：

（1）4G技术的推广和移动互联网的普及：去年年底，工信部发放4G牌照，随后，中国移动启动4G战略。2014Q1，中国电信、中国联通相继公开披露4G资费信息，4G商用进程全面启动。艾瑞分析认为，4G网络的普及，有助于加快移动端上网速度，提升用户移动端上网体验，进而推动移动购物市场发展。

（2）线下传统零售企业的试水"触电"：随着微博、微信热度的攀升和移动网民规模的扩大，线下传统零售企业对移动营销的认可度日渐提升。2014Q1，北京市百货大楼、东安市场、朝阳大悦城、华联BHG、银泰百货等企业大规模接入微信支付、支付宝等移动渠道，营销和服务先行，后续将部分推动交易规模的上升。

percentages of online shopping transaction volume from pc-end and mobile-end in China from the first quarter of 2012 to the first quarter of 2014



2012Q1-2014Q1中国网购交易额PC端和移动端占比
100%
80%
60%
40%
20%
0%
2.9%
4.4%
5.5%
5.6%
7.5%
8.5%
9.1%
11.1%
14.1%
97.1%
95.6%
94.5%
94.4%
92.5%
91.5%
90.9%
88.9%
85.9%
2012Q1
2012Q2
2012Q3
2012Q4
2013Q1
2013Q2
2013Q3
2013Q4
2014Q1e
PC端网购交易额占比
移动端网购交易额占比
注释：2014Q1网购整体交易规模为4564.4亿，移动购物交易规模为641.9亿。
来源：综合企业财报及专家访谈，根据艾瑞统计模型核算。
©2014.5 iResearch Inc　　www.iresearch.com.cn

2014Q1，腾讯入股京东，百度携糯米对战淘宝无线，移动购物市场竞争日愈激烈

从企业份额来看，2014Q1，淘宝无线、手机京东、手机唯品会交易规模排名前三，市场份额分别为76.4%、6.9%、2.0%。其中，淘宝无线以手机淘宝、淘点点、支付宝钱包为承载平台，在本季度着力与广大百货、餐饮、服装、娱乐商家开展试验性合作，以巩固其领先地位；京东则在3月10日接受腾讯2.15亿美元的注资，并将腾讯B2C平台QQ网购和C2C平台拍拍网收入旗下，同时获得腾讯丰富的营销及用户资源；唯品会在本季度联姻乐蜂网，入股东方风行，通过联合采购、联合物流、联合营销的业务模式持续网络限时特卖，同时接入微信闪购平台，以进一步提升移动端竞争力。

此外，围绕3月8日展开的节日营销是本季度移动购物领域战火再起的另一看点。2月底，淘宝无线推出"3·8生活节"，韩国当红偶像李敏镐强势助阵；3月8日前后，百度斥资1亿元举办"百度糯米3·7女生节"，针对手机淘宝挑起价格战；易迅网运营微信"精选商品"展开1元钱抢购芝麻油活动，2014年首个电商价格战自此打响，移动购物市场竞争日愈激烈。











